

August 26, 2013

Via E-Mail
Mr. Brian Baker
President
J.P. Morgan Chase Commercial Mortgage Securities Corp.
383 Madison Avenue, 8th Floor
New York, New York 10179

> **Re:** **J.P. Morgan Chase Commercial Mortgage Securities Corp.**
> **Form S-3**
> **Filed July 30, 2013**
> **File No. 333-190246**

Dear Mr. Baker:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that you will file the pooling and servicing agreement, legal and tax opinions and other documents as exhibits to the Form S-3. Refer to Item 601 of Regulation S-K.

Prospectus Supplement
Additional Mortgage Loan Information, p. S-74

3. We note that specific information as to the trust fund assets, together with the agreements with respect to each series of notes or certificates, will be filed on a report on Form 8-K within fifteen days after the initial issuance. We also note similar disclosure on pages 37 and 77 of the prospectus. Please be advised that finalized agreements, including the exhibits to these agreements, should be filed as an exhibit to the registration statement or under cover of Form 8-K and incorporated by reference into the registration statement at the time of each takedown. Refer to Sections III.A.3.b, III.B.3.c. and III.B.3.d of the SEC Release 33-8518; and Section III.F. of SEC Release No. 33-9117. Please revise accordingly.

No Reunderwriting of the Mortgage Loans, p. S-64

4. We note your bracketed disclosure in the prospectus supplement that you will review the assets in the pool as required under Rule 193 of the Securities Act and you will provide the disclosure required by Items 1111(a)(7) and (8) of Regulation AB. Disclosure regarding the nature of the review that will be conducted should be provided in the next amendment or explain why that information is not known or not reasonably available. Your disclosure should indicate for example the following:
   - The information that will be include in the review;
   - That the review will be designed and effected to provide reasonable assurance that such information is accurate in all material respects;
   - If applicable, how you will review any assets added for purposes of substitution, for example, after the date of issuance; and
   - Whether sampling will be used in the depositor's review and information about that sampling as required.

Definition of "CREFC Intellectual Property Royalty License Fee," p. S-97

5. Please provide disclosure with respect to the nature and purpose of this fee.

Reports to Certificateholders; Certain Available Information, p. S-112

6. We note that the structure includes a certificate administrator. Please use bracketed language in the summary of the prospectus supplement to indicate that you will disclose the name of the certificate administrator when known. Please confirm that the Certificate Administrator receives no fees from the cash flows from the pool assets or provide bracketed fee disclosure where required. Refer to Items 1103(a)(1) and 1113(c) of Regulation AB.

Prospectus
Where You Can Find More Information, p. 130

7. Please disclose the relevant Commission file number. Refer to Item 1118(b)(1) of Regulation AB.

Part II
(F) Undertaking in connection with certain information provided through an Internet Website, p. II-4

    8. Please delete this undertaking as it is no longer applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Beaning, Special Counsel, at (202) 551-6455 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Michael S. Gambro, Esq. (Via Email)